Exhibit 99.1

PINTEC Announces Changes to Management and Board of Directors

BEIJING, Jan. 27, 2023 /PRNewswire/-- Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced Mr. Zexiong Huang will be its Chief Executive Officer, acting Chief Financial Officer, and director of the board of directors (the “Board”) of the Company, effective immediately. Mr. Victor Huike Li has resigned from his position as the Company’s Chief Executive Officer, acting Chief Financial Officer, and director for personal reasons on December 27, 2022, with effect from January 27, 2023. In addition, Mr. Zehua Shi, Mr. Jimin Zhuo and Mr. Yong Chen have all resigned from the Board due to personal reasons on December 27, 2022, with effect from January 27, 2023. Their resignations did not result from any disagreement with the Company, its management, the Board, or any committee of the Board, on any matter relating to the Company’s operations, policies or practices. Relevant competent directors and officers have been appointed to fill in their vacancies with effect from January 27, 2023.

Mr. Zexiong Huang has over 10 years of experience in the financial industry as well as the financial services industry, specializing in SME financial services, financing and guarantee, consumer finance, real estate mortgage financing, microfinance, and other financial products. He has held various senior management positions in mainland China and Hong Kong, and has gained comprehensive industry experience in the areas of consulting, business development, financial operations, and management. Mr. Huang was an executive director and the Chief Executive Officer of JIMU GROUP LIMITED (8187.HK) from June 2020 to May 2022. He has been a consultant of the Company's digital SME business unit since 2021 and has been the executive Vice President of the Group since he joined in 2022. Mr. Huang holds a bachelor's degree in economics from Yunnan University of Finance and Economics.

The Board of Directors would like to express its sincere gratitude to Mr. Li, Mr. Shi, Mr. Zhuo and Mr. Chen for their contributions, efforts, and dedication over the years. PINTEC has survived and retained its core competencies under both market and regulatory pressures with the outstanding leadership of Mr. Li. The Board and management thank Mr. Li for his contributions to the Company and wish him all the best in the future. Under the leadership of Mr. Huang and a team of experienced industry professionals, PINTEC is well positioned to further optimize its digital MSME eco-enabling products and expand its market leadership position going forward and is confident in the Company's ability to overcome the current short-term market challenges.

Mr. Zexiong Huang, Chief Executive Officer, acting Chief Financial Officer and director of PINTEC, commented, "We thank Mr. Li for his past contributions to PINTEC as he has worked very hard to help us navigate through a challenging and uncertain market environment and has laid a solid foundation for the future growth of the Company. Currently, we are on track to grow our revenues and reach profitability with our strategic direction as well as our SMB empowerment products. As the business continues to expand, I am confident in the Company's current management team and its ability to enter new growth cycles down the road."

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions.

For further information, please contact:

Pintec Technology Holdings Ltd.
Phone: +86 (10) 8564-3600
E-mail: ir@pintec.com